Exhibit 99.1

Aurora Cannabis Announces Construction of Aurora Polaris

Centre of Excellence for Value-Add Products, Packaging and International Logistics

TSX: ACB | NYSE: ACB

EDMONTON, Feb. 12, 2019 /CNW/ - Aurora Cannabis Inc. ("Aurora" or "the Company") (TSX: ACB) (NYSE: ACB) (Frankfurt: 21P; WKN: A1C4WM) today announced that the Company's construction of a 300,000 square foot expansion at the Edmonton International Airport is progressing well. The new facility, named Aurora Polaris, is intended to serve as Aurora's centre of excellence for the industrial-scale production of higher margin, value added products, such as edibles which Health Canada regulations propose to permit from October 2019 onwards. Aurora Polaris will allow for enhanced capabilities for the Company's logistics and warehousing needs required to serve ever increasing global requirements.  The facility is designed to include additional research and development space.

Artist Rendering: Aurora Polaris Facility (CNW Group/Aurora Cannabis Inc.)

Construction of the facility is anticipated to be completed in late 2019. Polaris is immediately adjacent to Aurora's Sky facility.

Fueling Growth through Value Added Products

In anticipation of the regulatory changes proposed by the Federal Government, the Company is constructing Aurora Polaris, a highly customizable processing and logistics facility. Aurora, through its science, product development and opportunities teams, has identified a number of potential, high-margin value added products it intends to bring to market, including edible products such as baked goods, chocolates, mints, and infused beverages, in addition to concentrates such as vape products, cosmetics, and softgels. In executing on its derivatives strategy, the Company is already engaging with a number of technology partners, securing competitive advantages in the development and production of these new product lines.

By having a physically separate, dedicated post-cultivation processing space, Aurora anticipates realizing cost savings, ease of licensing, increased facility efficiencies, and improved workflow. Additionally, this specialized space permits Aurora to adapt to future regulatory changes that are anticipated to be implemented in the coming years, both domestically and internationally.

"The derivative product capabilities to be established at Polaris, which we are designing to be EU GMP compliant, further strengthen our position as the leading innovator in the cannabis industry, and are squarely aimed at driving growth and margin expansion," said Terry Booth, CEO. "Our product development team has a built a deep and exciting pipeline of new high value products, and we look forward to servicing our markets with the next generation of cannabis innovations. We intend to integrate Polaris with operations at Aurora Mountain, Aurora Sky and Aurora Sun, generating operational efficiencies and hard to imitate vertical integration synergies. Its location at the Edmonton International Airport,  will assist us to rapidly deliver product to all our target markets, domestically and internationally."

Interim Capacity

While Polaris is under construction, and in order to have production capacity for when new form factors become permissible for sale, the Company has already designated licensed space at its various facilities, including Aurora Sky, for production that is scheduled to be fully ready for Summer 2019. Where required, production lines will be moved from the interim locations to Polaris upon commissioning of the facility.

International Logistics Hub

Addressing the rapidly growing domestic and international cannabis markets requires substantial additional logistics capabilities. Augmenting the Company's existing distribution facilities in Alberta and Ontario, Aurora Polaris has been designed to deliver institutional class logistics to drive operational efficiencies and decrease time to market of Aurora products around the globe.

Characteristics and highlights for the new logistics operation include:

  100,000 square feet of state-of-the-art, institutional class warehousing and distribution space
  Enhanced Warehouse Management and ERP Systems integration with capability to process hundreds of thousands of units daily and manage millions of units on hand
  Warehousing support for high speed processing automation and operational needs
  Advanced temperature control for expanded range of product offerings and optimized storage conditions
  Optimized LEAN design for storage and operational efficiency
  Further enhanced speed-to-market and agility in supplying the domestic and international markets
  Strategically located immediately adjacent to Aurora Sky and on Edmonton International Airport land
  200,000 plus square feet dedicated to product manufacturing of value-add products

The Company currently has a logistics centre in Alberta, and is using dedicated space at both MedReleaf and through a contracted third-party logistics partner in Ontario which, between them, covers Aurora's current distribution requirements throughout the country.  The existing infrastructure includes the full integration of warehousing and production management systems to ensure speed to market and short lead times for customers. Additionally, the Company has partnerships with leading logistics suppliers with deep experience in handling controlled substances as well as consumables, such as food.

R&D

Aurora has one of the industry's largest and most accomplished science teams, fueling continuous innovation. The new facility will house some of the Company's science efforts focused on pre-clinical and clinical research, health outcomes, analytical and discovery science with an eye on developing marketable IP and new, more narrowly targeted cannabis-based therapeutics. Located close to the University of Alberta, an important research partner for the Company, the new facility will provide improved infrastructure and support for Aurora's growing number of scientists, engaged in a large and growing number of projects, in addition to the Company's already existing science facilities.

Strategic Location

Located immediately adjacent to Aurora Sky, the Company's 100,000+ kg/year cannabis production facility, Aurora Polaris enables integration with production schedules and processes at Sky, resulting in enhanced agility and optimized workflow. Furthermore, the facility's location at the Edmonton International Airport, with its customs, logistics, and security capabilities critical for the handling of goods destined for export markets creates efficient logistics and significant competitive efficiencies.

Mr. Booth added, "Supplying geographically diverse markets with rapidly growing demand for a wide variety of products reliably, efficiently and timely, requires both advanced supply chain management capabilities and advanced infrastructure, which Aurora Polaris will provide. Aurora is a rapidly maturing company, and this significant expansion in our capabilities will ensure we will be able to execute with continued agility as we capitalize on the significant opportunities that the domestic and international cannabis markets offer. Like our Sky Class facilities, this new centre of operational excellence is a collaborative effort. Critical input into the concept and design was delivered by Operations, Information Services, Finance and Production, as well as internal and external logistics experts."

Darren Bladon, Director, Canadian Logistics for Aurora, who prior to joining the Company spent 12 years with Imperial Tobacco, where he held various supply chain management and logistics roles, stated, "Our existing distribution capabilities, located both in the East and West of the country, will cover our domestic requirements for the consumer market. The new centre will be a significant leap forward in our abilities to service the rapidly growing international markets, integrating physically with production and logistics at Aurora Sky and Aurora Sun, and with our information systems, both ERP and supply chain management. The physical properties of Aurora Polaris allow for large-scale operations at optimized efficiencies, giving us significant advantages in terms of speed and agility in handling market demand."

About Aurora

Headquartered in Edmonton, Alberta, Canada with funded capacity in excess of 500,000 kg per annum and sales and operations in 23 countries across five continents, Aurora is one of the world's largest and leading cannabis companies. Aurora is vertically integrated and horizontally diversified across every key segment of the value chain, from facility engineering and design to cannabis breeding and genetics research, cannabis and hemp production, derivatives, high value-add product development, home cultivation, wholesale and retail distribution.

Highly differentiated from its peers, Aurora has established a uniquely advanced, consistent and efficient production strategy, based on purpose-built facilities that integrate leading-edge technologies across all processes, defined by extensive automation and customization, resulting in the massive scale production of high quality product at low cost. Intended to be replicable and scalable globally, our production facilities are designed to produce cannabis of significant scale, with high quality, industry-leading yields, and low per gram production costs. Each of Aurora's facilities is built to meet EU GMP standards, and its first production facility, the recently acquired MedReleaf Markham facility, and its wholly owned European medical cannabis distributor Aurora Deutschland, have achieved this level of certification.

In addition to the Company's rapid organic growth and strong execution on strategic M&A, which to date includes 15 wholly owned subsidiary companies – MedReleaf, CanvasRX, Peloton Pharmaceutical, Aurora Deutschland, H2 Biopharma, Urban Cultivator, BC Northern Lights, Larssen Greenhouses, CanniMed Therapeutics, Anandia Labs, HotHouse Consulting, MED Colombia, Agropro, Borela, and ICC Labs – Aurora is distinguished by its reputation as a partner and employer of choice in the global cannabis sector, having invested in and established strategic partnerships with a range of leading innovators, including: Radient Technologies Inc. (TSXV: RTI), Hempco Food and Fiber Inc. (TSXV: HEMP), Cann Group Ltd. (ASX: CAN), Micron Waste Technologies Inc. (CSE: MWM), Choom Holdings Inc. (CSE: CHOO), Capcium Inc. (private), Evio Beauty Group (private), Wagner Dimas (private), CTT Pharmaceuticals (OTCC: CTTH), and Alcanna Inc. (TSX: CLIQ).

Aurora's Common Shares trade on the TSX and NYSE under the symbol "ACB", and are a constituent of the S&P/TSX Composite Index.

For more information about Aurora, please visit our investor website, investor.auroramj.com

Terry Booth, CEO
Aurora Cannabis Inc.

Forward looking statements

This news release also includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"). Forward-looking statements are frequently characterized by words such as "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur.. These statements are only predictions. Various assumptions were used in drawing the conclusions or making the projections contained in the forward-looking statements throughout this news release. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These risks include, but are not limited to, the ability to retain key personnel, the ability to continue investing in infrastructure to support growth, the ability to obtain financing on acceptable terms, the continued quality of our products, customer experience and retention, the development of third party government and non-government adult-use sales channels, managements estimation of consumer demand in Canada and in jurisdictions where the Company exports, expectations of future results and expenses, the availability of additional capital to complete construction projects and facilities improvements, the risk of successful integration of acquired business and operations, the ability to expand and maintain distribution capabilities, the impact of competition, the possibility for changes in laws, rules, and regulations in the industry,  the completion of  and licensing of the Polaris facility, the anticipated operational and financial efficiencies that the Company expects to realize with the Polaris facility, and the development of derivative products by the Company.  The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable law. Neither TSX nor its Regulation Services Provider (as that term is defined in the policies of Toronto Stock Exchange) accepts responsibility for the adequacy or accuracy of this release.

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SOURCE Aurora Cannabis Inc.

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%CIK: 0001683541

For further information: For Media: Heather MacGregor, +1.416.509.5416, heather.macgregor@auroramj.com; For Investors: Marc Lakmaaker, +1.647.269.5523, marc.lakmaaker@auroramj.com; Rob Kelly, +1.647.331.7228, rob.kelly@auroramj.com; U.S. Investors: Phil Carlson/Elizabeth Barker, KCSA Strategic Communications, Phone: (212) 896-1233 / (212) 896-1203, Email: pcarlson@kcsa.com/ ebarker@kcsa.com

CO: Aurora Cannabis Inc.

CNW 07:00e 12-FEB-19